UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

63900P103

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Jonathan P. Gill

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63900P103

1.	Name of Reporting Person BTO CARBON HOLDINGS LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person PN

*

The Reporting Person directly holds warrants to purchase 1,274,796 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BTO HOLDINGS MANAGER L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person OO

*

The Reporting Person indirectly holds warrants to purchase 1,274,796 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BTO TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person OO

*

The Reporting Person indirectly holds warrants to purchase 1,274,796 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BTOA L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person OO

*

The Reporting Person indirectly holds warrants to purchase 1,274,796 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP ESC L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person PN

*

The Reporting Person indirectly holds warrants to purchase 7,704 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BTO SIDE-BY-SIDE GP L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person OO

*

The Reporting Person indirectly holds warrants to purchase 7,704 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE HOLDINGS III L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person PN

*

The Reporting Person indirectly holds warrants to purchase 1,282,500 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE HOLDINGS III GP L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person PN

*

The Reporting Person indirectly holds warrants to purchase 1,282,500 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person OO

*

The Reporting Person indirectly holds warrants to purchase 1,282,500 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE INC.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person CO

*

The Reporting Person indirectly holds warrants to purchase 1,282,500 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person OO

*

The Reporting Person indirectly holds warrants to purchase 1,282,500 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

1.	Name of Reporting Person STEPHEN A. SCHWARZMAN
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0*
	8.	Shared voting power 0
	9.	Sole dispositive power 0*
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0*
12.	Check box if the aggregate amount in row (11) excludes certain shares ☐
13.	Percent of class represented by amount in row (11) 0%*
14.	Type of reporting person IN

*

The Reporting Person indirectly holds warrants to purchase 1,282,500 Common Units with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Person as of the date hereof.

CUSIP No. 63900P103

This Amendment No. 1 to Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), and amends the initial statement on Schedule 13D filed on March 14, 2017 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information included in Item 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

On February 27, 2019 Jasvinder S. Khaira, the person designated by the Blackstone Purchasers to serve on the GP LLC Board pursuant to the Board Representation Agreement, resigned from the GP LLC Board. The Blackstone Purchasers designated, and the GP LLC Board ratified, Alexander D. Greene to serve on the GP LLC Board effective March 8, 2019.

Item 5.	Interest in Securities of the Issuer.

Item 5 the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth or incorporated in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, BTO Carbon Holdings LP directly holds Warrants to purchase 1,274,796 Common Units and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. directly holds Warrants to purchase 7,704 Common Units, each with an exercise price of $34.00, which upon exercise, the Partnership may elect to settle in Common Units or cash, each of which is mandatorily settled on a net basis based on the volume weighted average trading price of the Common Units calculated over the 15 business days ending on the business day prior to the exercise date. Because such volume weighted average trading price of the Common Units calculated as of the date hereof was below $34.00, no Common Units underlying the warrants are deemed to be beneficially owned by the Reporting Persons as of the date hereof.

BTO Holdings Manager L.L.C. is the general partner of BTO Carbon Holdings L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the sole member of Blackstone Tactical Opportunities Associates L.L.C.

BTO Side-by-Side GP L.L.C. is the general partner of Blackstone Family Tactical Opportunities Investment Partnership ESC L.P.

Blackstone Holdings III L.P. is the managing member of BTOA L.L.C. and the sole member of BTO Side-by-Side GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of Blackstone Inc., and is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

CUSIP No. 63900P103

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Blackstone Purchasers to the extent they directly hold the Common Units reported on this Schedule 13D) is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

(c) On November 9, 2021, BTO Carbon Holdings LP exercised 991,508 Warrants and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. exercised 5,992 Warrants, each with an exercise price of $22.81. The Partnership elected to cash settle such exercises, resulting in BTO Carbon Holdings LP receiving $9,128,020.95 and Blackstone Family Tactical Opportunities Investment Partnership ESC L.P. receiving $55,163.55.

Except as set forth herein, none of the Reporting Persons has engaged in any transaction during the past 60 days in any securities of the Partnership.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Partnership reported on this Schedule 13D.

(e) As of November 9, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock.

CUSIP No. 63900P103

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021

BTO CARBON HOLDINGS LP By: BTO Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTOA L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

FAMILY TACTICAL OPPORTUNITIES INVESTMENT PARTNERSHIP ESC L.P. By: BTO Side-by-Side GP L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Assistant Secretary

BTO SIDE-BY-SIDE GP L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

CUSIP No. 63900P103

BLACKSTONE HOLDINGS III L.P. By: Blackstone Holdings III GP L.P., its general partner By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P. By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman